THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

October 29, 2008

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:   Earth Dragon Resources Inc.
        Form S-1 Registration Statement
        File No. 333-152619

Dear Mr. Schwall:

     Pursuant to your letter of comments dated September 19, 2008 and our telephone conference regarding the above matter, please be advised as follows:

General

     1. We have included a copy of the BLM computer information reflecting ownership of the claim in the name of Multi Metal Mining Corp. Also, we have filed a new trust agreement executed by Multi Metal Mining Corp. We have disclosed in the registration statement that Multi Metal Mining Corp. is owned by Larry Sostad.

     2. We have updated the financial statements.

     3. Pursuant to our telephone conference, we have amended the registration statement throughout to delete reference to “property” and replace the same with the term “claim”.

Management’s Discussion and Analysis or Plan of Operation.

     4. The language discussed has been revised in the registration statement and the new trust agreement has the same language incorporated into it. We have continued to retain the risk facto as discussed in our telephone call.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:   CONRAD C. LYSIAK
         Conrad C. Lysiak